Exhibit 21.1

LIST OF SUBSIDIARIES OF SILVER POINT PRIVATE CREDIT FUND

Name of Subsidiary	Jurisdiction of Organization
SPPC CAL, L.P.	Delaware
Robins Brook SPPCF Holdings, LLC	Delaware
SPPC CAL GP, LLC	Delaware
SPPC Offshore, Ltd.	Cayman Islands
SPPC Onshore, Inc.	Delaware